Exhibit 3

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant, or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000, if you are resident in the United Kingdom, or if not, another appropriately authorised independent adviser.

If you have sold or otherwise transferred all of your holdings of Ordinary Shares, you should immediately forward this document and the accompanying Annual Report as soon as possible to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your Ordinary Shares, you should contact the bank, stockbroker or other agent through whom the sale or transfer was effected. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction.

The Notice of Annual General Meeting to be held at 3 p.m. (GMT) on 17 December 2021 is set out at the end of this document. The Annual General Meeting will be held as an in-person meeting at 6 Stratton Street Mayfair, London W1J 8LD.

You will be able to submit a proxy electronically using the website www.signalshares.com. Further details in respect of electronic submission of proxy votes are set out in the Notes to the Notice of Annual General Meeting on page 12. Shareholders of the

Company may request a hard copy form of proxy directly from the Company’s registrars, Link Group at shareholderenquiries@linkgroup.co.uk or on Tel: 0371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 - 17:30, Monday to Friday excluding public holidays in England and Wales. A proxy may also be appointed by CREST members, by using the CREST electronic proxy appointment service.

RENALYTIX PLC

(incorporated and registered in England and Wales under the Companies Act 2006 with company number 11257655)

Notice of Annual General Meeting

to be held at 6 Stratton Street Mayfair, London W1J 8LD

on 17 December 2021

No person should construe the contents of this document as legal, tax or financial advice and recipients of this document should consult their own advisers as to the matters described in this document.

This document should be read as a whole. Your attention is drawn to the letter from Christopher Mills, the Non-Executive Interim Chairman of the Company, on pages 4 to 8 of this document in which the Directors recommend that you vote in favour of each of the Resolutions to be proposed at the Annual General Meeting referred to below.

Cautionary note regarding forward-looking statements:

This document contains statements about the Company that are or may be “forward-looking statements”. All statements, other than statements of historical facts, included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. These factors are discussed in the “Risk Factors” section of filings that the Company makes with the SEC, including its Annual Report on Form 20-F for the year ended 30 June 2021. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation (including to meet the requirements of the AIM Rules for Companies, the UK Market Abuse Regulation, and/or the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules), the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent oral or written forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this document are based on information available to the Directors of the Company at the date of this document, unless some other time is specified in relation to them, and the posting or receipt of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

Notice to overseas persons

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CONTENTS

DEFINITIONS	3

LETTER FROM THE CHAIRMAN	4

NOTICE OF ANNUAL GENERAL MEETING	9

CONTACT DETAILS	15

DEFINITIONS

The following words and expressions apply throughout this document and the Notice of Annual General Meeting, unless the context requires otherwise:

“Act”	the Companies Act 2006 (as amended);

“AGM” or “Annual General Meeting”	the Annual General Meeting of the Company to be held at 3 p.m. (GMT) on 17 December 2021, notice of which is set out on pages 9 to 14 of this document;

“AIM”	AIM, a market operated by the London Stock Exchange;

“AIM Rules for Companies”	the rules and guidance for companies whose shares are admitted to trading on AIM entitled “AIM Rules for Companies” published by the London Stock Exchange, as amended from time to time;

“Annual Report”	the reports and financial statements for the Company for the year ended 30 June 2021;

“Articles”	the articles of the association of the Company in force at the date of this document;

“Company” or “Renalytix”	Renalytix plc, a company registered in England and Wales with company number 11257655 and registered office at Finsgate, 5-7 Cranwood Street, London, EC1V 9EE, United Kingdom;

“GMT”	Greenwich Mean Time;

“Directors” or “Board”	the directors of the Company as at the date of this document, whose names are set out on page 4 of this document, and a “Director” means any one of them;

“London Stock Exchange”	London Stock Exchange plc;

“Nasdaq”	The Nasdaq Global Market;

“Notice of Annual General Meeting”	the notice convening the Annual General Meeting as set out set out on pages 9 to 14 of this document;

“Ordinary Shares”	the ordinary shares of £0.0025 each in the capital of the Company;

“Resolutions”	the resolutions to be proposed at the Annual General Meeting as set out in the Notice of Annual General Meeting;

“SEC”	the U.S. Securities and Exchange Commission;

“Shareholders”	the holders of Ordinary Shares;

“Sterling” or “£”	pounds sterling, the basic unit of currency in the UK; and

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland.

LETTER FROM THE CHAIRMAN

RENALYTIX PLC

(incorporated and registered in England and Wales under the Act with registered number 11257655)

Directors:		Registered Office:
Christopher Mills	(Non-Executive Chairman)	Finsgate
James McCullough	(Chief Executive Officer)	5-7 Cranwood Street
Fergus Fleming	(Chief Technical Officer)	London
Ann Berman	(Non-Executive Director)	EC1V 9EE
Erik Lium, Ph.D.	(Non-Executive Director)	United Kingdom
Daniel Levangie	(Non-Executive Director)
Chirag R. Parikh, Ph.D, M.D.	(Non-Executive Director)

19 November 2021

Dear Shareholder,

Notice of 2021 Annual General Meeting

1. Introduction

I am pleased to invite you to our 2021 Annual General Meeting which will be held on 17 December 2021 at 3 p.m. (GMT). The Annual General Meeting will be held as an in-person meeting at 6 Stratton Street Mayfair, London W1J 8LD.

In addition to highlighting the usual business to be transacted at the Annual General Meeting, this document explains the background to the Resolutions which will be considered at the Annual General Meeting, why the Directors consider the Resolutions to be in the best interests of Shareholders as a whole and why they recommend that you vote in favour of the Resolutions.

At the time of printing, all legal limits on social contact in England have been removed. Should regulations or Government guidance change between now and the date of the Annual General Meeting, we will provide an update via a regulatory information service. The Board encourages all Shareholders to cast their votes electronically as set out in paragraph 2 below. Any Shareholder intending to attend the Annual General Meeting will need to register first by contacting Walbrook PR via email at investors@renalytix.com or by telephone at +44 (0)20 7933 8790 and, if they are planning to attend, provide details for track and trace. However, the Board strongly advises Shareholders to vote ahead of the meeting by appointing the Chairman of the Annual General Meeting as their proxy. Please also check the latest Government guidance before you consider travelling to the venue.

2. Action to be taken in respect of the Annual General Meeting

You will not receive a hard copy form of proxy with this document. Instead, you will be able to submit a proxy electronically using the link www.signalshares.com. You will need to log into your Signal Shares account or register if you have not previously done so. To register you will need your Investor Code which is detailed on your share certificate or available from the Company’s registrar, Link Group. Proxies submitted electronically must be submitted by no later than 3 p.m. (GMT) on 15 December 2021.

You may request a hard copy form of proxy directly from the Company’s registrar, Link Group, shareholderenquiries@linkgroup.co.uk or on +44(0)371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 - 17:30 (GMT), Monday to Friday excluding public holidays in England and Wales. Hard copy forms of proxy must be received by no later than 3 p.m. (GMT) on 15 December 2021.

A proxy may also be appointed by CREST members, by using the CREST electronic proxy appointment service, further details of which are set out in the notes to the Notice of Annual General Meeting. Proxies submitted via CREST (under ID RA10) must be sent as soon as possible and in any event so as to be received by no later than 3 p.m. (GMT) on 15 December 2021 in order to be valid.

The completion and return of a form of proxy, submitting a proxy instruction electronically or submitting a CREST proxy instruction will not preclude Shareholders from attending and/or voting at the Annual General Meeting should they so wish.

3. How to attend and speak at the meeting

The Annual General Meeting will be held at 6 Stratton Street Mayfair, London W1J 8LD. The Annual General Meeting will commence at 3 p.m. (GMT) on 17 December 2021. Please be prepared to provide evidence of your shareholding and/or identity.

Questions on the day will be taken from Shareholders attending the Annual General Meeting who raise their hand. We would politely remind you that the Directors will not answer questions relating to the individual rights of Shareholders at the Annual General Meeting itself, but if you wish to submit such a question by email, we will respond to the extent we are able.

Shareholders who wish to vote are strongly encouraged to submit their votes by proxy as soon as possible and, in any event, no later than the deadlines set out in paragraph 2 above. The Board recommends that Shareholders appoint the Chairman of the meeting as their proxy.

In the event that our Annual General Meeting arrangements change, the Company will issue a further communication via a regulatory information service. As such, we strongly recommend Shareholders monitor such communications, which can also be found on our website at https://investors.renalytix.com/news-and-events/news-releases/general.

4. Resolutions

The business to be conducted at the Annual General Meeting consists of consideration of the following Resolutions. Resolutions 1 to 8 are proposed as ordinary resolutions. This means that for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution. Resolutions 9 and 10 are proposed as special resolutions. This means that for each of these resolutions to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

Resolution 1 – Annual Report and Accounts

The Directors are required by the Act to lay before the Company in general meeting copies of the directors’ reports, the independent auditor’s report and the audited financial statements of the Company in respect of each financial year. For the financial year ended 30 June 2021, these are all contained in the Annual Report.

In accordance with best practice, the Company proposes an ordinary resolution to receive and adopt the Annual Report, a copy of which may be found at: https://investors.renalytix.com/financials-and-filings/annual-and-half-year-reports.

Resolution 2 – Approval of the Directors’ Remuneration Policy

In accordance with section 439A of the Act, a resolution to approve the Remuneration Policy section of the Directors’ Remuneration Report is required to be put to a vote by Shareholders. The vote is binding which means that payments, including for loss of office, cannot be made to current, past or future Directors unless that payment is consistent with the Remuneration Policy or has been approved by a resolution of the Shareholders. The Remuneration Policy must be put to Shareholders for approval at least every three years, unless during that time it is to be changed.

A Remuneration Policy is being tabled for approval at the 2021 Annual General Meeting as the Company was a quoted company under the Act for the financial year ended 30 June 2021. Resolution 2 is therefore an ordinary resolution to approve the new Directors’ Remuneration Policy, which is set out in full on pages 36 to 39 of the Annual Report. If approved, this Policy will take effect from the passing of Resolution 2, and will remain valid until replaced by a new or amended Policy (expected to occur at the 2024 annual general meeting of the Company).

Resolution 3 – Approval of the Directors’ Remuneration Report

In accordance with section 439 of the Act, Shareholders are also requested to approve the Directors’ Remuneration Report. Again, this is a new requirement for the Company as it was a quoted company under the Act for the financial year ended 30 June 2021. The Directors’ Remuneration Report is set out on pages 34 to 48 of the Annual Report. The vote is advisory only and does not affect the actual remuneration paid to an individual Director.

Resolutions 4 and 5 – Re-appointment of a Director

Article 83.1 of the Articles requires that at each annual general meeting any Director who has been appointed by the Board since the last annual general meeting, or who held office at the time of the two preceding annual general meetings and who did not retire at either of them, or who has held office (other than a Director holding an executive position) for a continuous period of nine years or more at the date of such annual general meeting, shall retire from office and may offer himself for re-appointment by the members.

On 28 July 2021, the Company announced that Ann Berman had been appointed by the Board as a non-executive Director. In accordance with the Articles, Ms. Berman may only be appointed by the Board until the annual general meeting next following her appointment, at which she must retire but is eligible to stand for re-appointment. A biography of Ms. Berman is contained in the announcement of her appointment available from the Company’s Investor Relations website (https://investors.renalytix.com/news-releases/news-release-details/renalytix-appoints-ann-berman-its-board-directors). The Board believes that Ms. Berman’s leadership and operational experience will be invaluable to the Company, and therefore considers it entirely appropriate for her to seek re-appointment at the Annual General Meeting.

On 30 August 2021, the Company announced that Daniel J. Levangie had been appointed by the Board as a non-executive Director. In accordance with the Articles, Mr. Levangie may only be appointed by the Board until the annual general meeting next following his appointment, at which he must retire but is eligible to stand for re-appointment. A biography of Mr. Levangie is contained in the announcement of his appointment available from the Company’s Investor Relations website (https://investors.renalytix.com/news-releases/news-release-details/renalytix-appoints-daniel-j-levangie-its-board-directors). The Board believes that Mr. Levangie’s experience as an executive and long-serving board director in the diagnostics and medical devices industry will bring a wealth of experience to the Board and therefore considers it entirely appropriate for him to seek re-appointment at the Annual General Meeting.

Resolutions 4 and 5 are ordinary resolutions to re-appoint Ann Berman and Daniel J. Levangie as Directors.

Resolutions 6 and 7 – Appointment and remuneration of the auditor

The Company is required to appoint an auditor at each general meeting at which accounts are laid before the members, to hold office until the conclusion of the next such meeting. Resolution 6 is an ordinary resolution to re-appoint Messrs PKF Littlejohn LLP as the Company’s auditor to hold office until the conclusion of the next annual general meeting at which accounts are laid.

Resolution 7 is an ordinary resolution to authorise the Directors to determine the auditors’ remuneration.

Resolutions 8 and 9 – Authority to allot shares and disapplication of pre-emption rights

The Directors may only allot shares or grant rights to subscribe for or convert any security into shares (other than pursuant to an employees’ share scheme as defined in the Act) if authorised to do so by Shareholders. The Directors also require additional authority from Shareholders to allot equity securities (as defined in the Act) where they propose to do so for cash and otherwise than to existing Shareholders pro rata to their holdings. The authorities granted at the annual general meeting on 7 December 2020 are due to expire at the Annual General Meeting. Resolutions 8 and 9, if passed, will continue to give the Directors flexibility to act in the best interests of the Shareholders, where the opportunity arises, by issuing new shares.

Resolution 8 will be proposed as an ordinary resolution to grant a new authority to allot new shares or grant rights to subscribe for or convert any security into shares up to an aggregate nominal value of £59,654.87, representing approximately 33% of the Company’s issued ordinary share capital, and a further authority to allot an additional approximately 33% of the Company’s issued share capital provided that such allotment is reserved for rights issues in accordance with the Investment Association Guidelines.

Resolution 9 will be proposed as a special resolution to allot equity securities for cash and/or sell Ordinary Shares held by the Company as treasury shares otherwise than to existing Shareholders pro rata to their holdings. Other than in connection with a pre-emptive offer, this authority will be limited to shares of a maximum aggregate nominal value of £27,115.85, being approximately 15% of the issued ordinary share capital.

These authorities, if given, will expire (unless previously renewed, revoked or varied) at the earlier of the conclusion of the next annual general meeting of the Company to be held in 2022 or on 17 March 2023, being 15 months after the relevant resolution is passed.

The Directors consider it important that they have this authority to provide some flexibility in relation to the issue of shares on a non pre-emptive basis.

Resolution 10 – Authority to purchase shares

Resolution 10, which will be proposed as a special resolution, seeks authority to enable the Company to purchase its Ordinary Shares on AIM during the period until the next annual general meeting of the Company or 31 December 2022, if earlier, for up to 7,230,893 ordinary shares, representing approximately 10% of the issued share capital of the Company. This authority would only allow for purchases of Ordinary Shares on AIM and would not allow for purchases of American Depositary Shares representing Ordinary Shares on Nasdaq.

The price payable (excluding expenses) shall not be more than the higher of (i) 105% of the average of the middle market quotations as derived from the AIM section of the Daily Official List of the London Stock Exchange plc for the Ordinary Shares for the five business days before the purchase is made and (ii) the higher of the price quoted for the last independent trade of, and the highest current independent bid for, any number of the Ordinary Shares as derived from the London Stock Exchange trading system. The price payable shall not be less than £0.0025 per share, being the nominal value of the Ordinary Shares.

In certain circumstances, it may be advantageous for the Company to purchase its own shares for either cancellation or to be held as treasury shares available for sale and this resolution seeks authority to do this.

This power will only be used if the Directors consider that to do so would promote the success of the Company and be in the best interests of the Company and its Shareholders as a whole. The Company would, within the guidelines set from time to time by the Board, make either a single purchase or a series of purchases, when market conditions are suitable, with the aim of maximising the benefits to Shareholders. The Board considers that it will be most advantageous to Shareholders for the Company to be able to make such purchases as and when it considers market conditions to be favourable and therefore does not propose to set a timetable for making any such purchases.

Under the Act, the Company is allowed to hold any Ordinary Shares purchased in the market in treasury rather than cancelling them. This gives the Company the ability to sell treasury shares quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base. The Directors will decide at the time of any purchase which option to pursue. Shares held in treasury have their voting and dividend rights suspended. The Directors will have regard to any guidelines issued by investor groups as at the time of any such purchase with respect to the holding or resale of treasury shares.

As at 18 November 2021 (being the last practicable date prior to the publication of this Notice of Annual General Meeting) options to subscribe for a total of 4,212,175 ordinary shares were outstanding under the Company’s equity incentive schemes, representing approximately 5.82% of the issued share capital of the Company at that date and approximately 6.47% of the issued share capital of the Company if the authority sought by this resolution were to be exercised in full.

5. Directors’ recommendation and voting intentions

The Directors consider the Resolutions to be in the best interests of the Company and its Shareholders as a whole. Accordingly, the Directors unanimously recommend that Shareholders vote in favour of the Resolutions to be proposed at the Annual General Meeting, as they intend to do in respect of their own beneficial holdings amounting, in aggregate, to 23,234,918 Ordinary Shares, representing approximately 32.13 per cent. of the issued capital of the Company as at 15 November 2021, the latest practicable date prior to the publication of this document.

Yours faithfully,

/s/ Christopher Mills
Christopher Mills
Non-Executive Chairman

NOTICE OF ANNUAL GENERAL MEETING

RENALYTIX PLC

(incorporated and registered in England and Wales under the Companies Act 2006 with registered number 11257655)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Renalytix plc (the “Company”) will be held at 3 p.m. (GMT) on 17 December 2021 at 6 Stratton Street Mayfair, London W1J 8LD to consider, and if thought fit, pass the following resolutions of which Resolutions 1 to 8 will be proposed as ordinary resolutions and Resolutions 9 and 10 as special resolutions.

ORDINARY RESOLUTIONS

1.	To receive and adopt the accounts for the year ended 30 June 2021 together with the reports of the Directors and the auditors thereon (the “2021 Annual Report and Accounts”).

2.

To approve the Directors’ Remuneration Policy set out on pages 36 to 39 within the Directors’ Remuneration Report contained in the 2021 Annual Report and Accounts, such Remuneration Policy to take effect immediately after the end of the Annual General Meeting.

3.

To approve the Directors’ Remuneration Report (other than the Remuneration Policy referred to in Resolution 2 above), as set out in the 2021 Annual Report and Accounts, for the financial year ended 30 June 2021.

4.

To re-appoint Ann Berman as a Director of the Company who, having been appointed since the last annual general meeting, is retiring in accordance with Article 83.1 of the Company’s articles of association and, being eligible, is offering herself for re-appointment.

5.

To re-appoint Daniel J. Levangie as a Director of the Company who, having been appointed since the last annual general meeting, is retiring in accordance with Article 83.1 of the Company’s articles of association and, being eligible, is offering himself for re-appointment.

6.

To re-appoint Messrs PKF Littlejohn LLP as auditors to act as such until the conclusion of the next annual general meeting of the Company at which the requirements of section 437 of the Companies Act 2006 (the “Act”) are complied with.

7.	To authorise the Directors of the Company to determine the auditors’ remuneration.

8.

That in substitution for any existing such authorities (but without prejudice to any allotment of Relevant Securities (as defined in (i) below) made or agreed to be made pursuant to such authorities), the Directors be and they are hereby generally and unconditionally authorised pursuant to section 551 of the Act to exercise all the powers of the Company:

(i)

to allot shares and grant rights to subscribe for, or convert any security into, shares of the Company (all of which transactions are hereafter referred to as an allotment of “Relevant Securities”) up to an aggregate nominal amount of £59,654.87 (representing approximately 33% of the Company’s issued share capital); and

(ii)

to allot further equity securities (within the meaning of Section 560(1) of the Act) up to an aggregate nominal amount of £59,654.87 (representing approximately 33% of the Company’s issued share capital) in connection with a rights issue in favour of shareholders where the equity securities respectively attributable to the interest of the shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them, which satisfies the conditions and may be subject to all or any of the exclusions specified in paragraph (i) of Resolution 9.

The authorities conferred by this resolution shall expire (unless previously revoked or varied by the Company in general meeting) at the conclusion of the next annual general meeting of the Company or the close of business on 17 March 2023, whichever is the earlier, save that the Company may, before such expiry, revocation or variation, make an offer or agreement which would or might require Relevant Securities to be allotted after such expiry and the Directors may allot Relevant Securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired or been revoked or varied.

SPECIAL RESOLUTIONS

9.

That, subject to and conditional upon the passing of Resolution 8 above, the Directors be given power in accordance with sections 570 and 573 of the Act to allot equity securities (as defined in section 560 of the Act) for cash pursuant to the authority conferred by Resolution 8 above and/or sell treasury shares as if section 561(1) of the Act did not apply to any such allotment or sale provided that this power shall be limited to:

(i)

the allotment of equity securities in connection with an offer or issue of equity securities (but in the case of the authority granted under paragraph (ii) of Resolution 8 by way of a rights issue only) to or in favour of (a) holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings and (b) holders of other equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities, and so that the Directors may make such exclusions or other arrangements as they consider expedient or necessary in relation to fractional entitlements, record dates, shares represented by depositary receipts, the use of more than one currency for making payments in respect of such offer, treasury shares, legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange or any other matter; and

(ii)

the allotment of equity securities for cash pursuant to the authority granted under paragraph (i) of Resolution 8 (otherwise than under paragraph (i) of this Resolution 9) up to a maximum aggregate nominal amount of £27,115.85, which represents approximately 15% of the Company’s issued share capital.

The power conferred by this resolution shall expire (unless previously revoked or varied by the Company in general meeting) at the conclusion of the next annual general meeting of the Company or the close of business on 17 March 2023, whichever is the earlier, save that the Company may before such expiry, revocation or variation make an offer or agreement which would or might require equity securities to be allotted or treasury shares to be sold after such expiry, revocation or variation and the Directors may allot equity securities and sell treasury shares pursuant to such offer or agreement as if the power hereby conferred had not expired or been revoked or varied. This power is in substitution for any and all powers previously conferred on the Directors under Section 570 of the Act, but without prejudice to any allotment of equity securities made or agreed to be made pursuant to such powers.

10.

That the Company be and is generally and unconditionally authorised for the purposes of section 701(1) of the Act to make one or more market purchases (within the meaning of section 693(4) of the Act) on the London Stock Exchange of ordinary shares of £0.0025 each in the capital of the Company (“Ordinary Shares”) on such terms and in such manner as the Directors may from time to time decide provided that:

(i)	the maximum aggregate number of Ordinary Shares authorised to be purchased is 7,230,893 (representing approximately 10% of the Company’s issued ordinary share capital);

(ii)	the minimum price (excluding expenses) which may be paid for an Ordinary Share is £0.0025 per share;

(iii)

the maximum price (excluding expenses) which may be paid for an Ordinary Share is the higher of (a) 105% of the average of the middle market quotations for an Ordinary Share as derived from the AIM section of the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the Ordinary Share is purchased and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out;

(iv)	unless previously varied or revoked, the authority conferred shall expire at the conclusion of the Company’s next annual general meeting or the close of business on 31 December 2022, if earlier; and

(v)

the Company may make a contract or contracts to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts.

Registered Office	BY ORDER OF THE BOARD
Finsgate
5-7 Cranwood Street	/s/ Salim Hamir
London	Salim Hamir
EC1V 9EE	Company Secretary
United Kingdom

19 November 2021

SHAREHOLDER NOTES

Arrangements for the Annual General Meeting

Any Shareholder intending to attend the Annual General Meeting will need to register first by contacting Walbrook PR via email at investors@renalytix.com or by telephone at +44 (0)20 7933 8790 and provide details for track and trace, before 5:00 p.m. (GMT) on 15 December 2021.

The Annual General Meeting will be held on 17 December 2021 at 3 p.m. (GMT) at 6 Stratton Street Mayfair, London W1J 8LD.

We would politely remind you that the Directors will not answer questions relating to the individual rights of Shareholders at the Annual General Meeting itself, but if you wish to submit such a question by email, we will respond to the extent we are able.

Shareholders who wish to vote are strongly encouraged to submit their votes by proxy as soon as possible and, in any event, no later than the deadlines set out in paragraphs 3, 4 and 7 below. The Board recommends that Shareholders appoint the Chairman of the meeting as their proxy.

In the event that our Annual General Meeting arrangements change, the Company will give a further communication via a regulatory information service. As such, we strongly recommend Shareholders monitor such communications, which can also be found on our website at https://investors.renalytix.com/news-and-events/news-releases/general.

1.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 and article 49.4 of the Articles, the Company specifies that only those members registered on the Company’s register of members at the close of business on 15 December 2021 shall be entitled to attend and vote at the Annual General Meeting or adjourned meeting (as applicable) in respect of the number of Ordinary Shares registered in their name at the time. Changes to the register of members after that time will be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

2.

If you are a member of the Company at the time set out in note 1 above, you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak, and vote at the Annual General Meeting. You can only appoint a proxy using the procedures set out in these notes and the notes to the hard copy proxy form (if requested). A proxy does not need to be a member of the Company, but must attend the Annual General Meeting to represent you. You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. To appoint more than one proxy, please contact the Company’s registrars at the address set out in note 4 below. The Board recommends that Shareholders appoint the Chairman of the meeting as their proxy.

3.

You will not receive a hard copy form of proxy with this document. Instead, you will be able to submit your proxy electronically using the link www.signalshares.com. You will need to log into your Signal Shares account, or register if you have not previously done so. To register you will need your Investor Code, which is detailed on your share certificate or available from our Registrar, Link Group. Proxies submitted electronically must be submitted by no later than 3 p.m. (GMT) on 15 December 2021.

4.

You may request a hard copy form of proxy directly from the Registrars, Link Group at shareholderenquiries@linkgroup.co.uk or on Tel: 0371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 - 17:30 (GMT), Monday to Friday excluding public holidays in England and Wales. To be valid, any hard copy form of proxy and power of attorney or other authority, if any, under which it is signed or a notarially certified or office copy of such power or authority or other instrument appointing a proxy must be completed and returned to Link Group, PXS1, Central Square, 29 Wellington Street, Leeds LS1 4DL no later than 3 p.m. (GMT) on 15 December 2021.

5.	CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service should do so in accordance with the procedures set out below.

6.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Meeting (and any adjournment of the Meeting) by using the procedures described in the CREST Manual (available from www.euroclear.com/site/public/EUI). CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

7.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer’s agent (ID RA10) by 3 p.m. (GMT) on 15 December 2021. For this purpose, the time of receipt will be taken to mean the time (as determined by the timestamp applied to the message by the CREST application host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

8.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

9.

In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

10.

To change your proxy instructions simply submit a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments (see above) also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded. Where you have appointed a proxy using the hard-copy proxy form and would like to change the instructions using another hard-copy proxy form, please contact Link Group at the contact details noted in note 4 above. If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

11.

In order to revoke a proxy instruction you will need to inform the Company by contacting Link Group on 0371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 - 17:30, Monday to Friday excluding public holidays in England and Wales. In the case of a member which is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice. The revocation notice must be received by Link Group no later than 3 p.m. (GMT) on 15 December 2021. If you attempt to revoke your proxy appointment but the revocation is received after the time specified then, subject to the paragraph directly below, your proxy appointment will remain valid.

12.	Appointment of a proxy does not preclude you from attending the Annual General Meeting and voting in person.

13.

Any corporation which is a member of the Company can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same Ordinary Shares.

14.

As at 5:00 p.m. (GMT) on the day immediately prior to the date of posting of this Notice of Annual General Meeting, the Company’s issued share capital comprised 72,308,930 Ordinary Shares. Each Ordinary Share carries the right to one vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company as at 5:00 p.m. (GMT) on the day immediately prior to the date of posting of this Notice of Annual General Meeting is 72,308,930.

15.

You may not use any electronic address provided either in this Notice of Annual General Meeting or any related documents (including any hard copy form of proxy) to communicate with the Company for any purposes other than those expressly stated.

16.	Any member attending the Annual General Meeting has the right to ask questions.

17.	In accordance with the Articles, voting on all resolutions at the Annual General Meeting will be on a poll rather than a show of hands.

18.	A copy of this Notice, and other information required by Section 311A of the Act, can be found on the Company’s website at www.renalytix.com.

19.

Under section 527 of the Act, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to:

(i)	the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or

(ii)	any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Act.

The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Act. Where the Company is required to place a statement on a website under section 527 of the Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Act to publish on a website.

CONTACT DETAILS

Renalytix plc

Finsgate

5-7 Cranwood Street

London

EC1V 9EE

United Kingdom

www.renalytix.com

The Registrar

Link Group

Central Square

29 Wellington Street

Leeds

LS1 4DL

Lawyers

Cooley (UK) LLP

22 Bishopsgate

London

EC2N 4BQ

United Kingdom

If you are an ordinary Shareholder, please contact Link Group at www.signalshares.com if you would like to change your election on how you receive Shareholder documents in the future.